Exhibit 99.1

April 27, 2016

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

To whom it may concern,

In compliance with the requirements set forth by the Argentine National Securities Commission, we write to report that the Ordinary and Extraordinary Shareholders’ Meeting of Grupo Financiero Galicia S.A. (The “Company”) was held on April 26, 2016 at 11:30 a.m., and was presided over by Mr. Eduardo J. Escasany. The Meeting was attended by 43 shareholders (the “Shareholders”), of which 21 were present in person and 22 were represented by proxy. The Shareholders represented 281,221,650 Class A ordinary shares, with each share entitled to five votes, representing both a capital stock value of 281,221,650 pesos and 1,406,108,250 votes, and 853,324,352 Class B ordinary shares, with each share entitled to one vote, representing a capital stock value of 853,324,352 pesos, which resulted in a quorum of 87.26%.

Pursuant to the requirements of section 4, chapter II, Title II of the rules of the Argentine National Securities Commission, the summary of the resolutions adopted with respect to each item of the agenda of the April 26, 2016 Shareholders’ Meeting (the “Agenda”) is as follows:

FIRST ITEM OF THE AGENDA: “Appointment of two shareholders to sign the minutes”:

It was approved that the following two shareholders sign the Minutes: Mr. Arturo Santillán and Mr. Adolfo Tamini.

SECOND ITEM OF THE AGENDA: “Examination of the business affairs of our controlled company, Banco de Galicia y Buenos Aires S.A., and the position to be adopted by Grupo Financiero Galicia S.A. over certain issues to be dealt with at the next shareholders’ meeting of Banco de Galicia y Buenos Aires S.A.”.

It was approved that the agent of the Company will vote at the next shareholders’ meeting of Banco de Galicia y Buenos Aires S.A. to be held on April 26, 2016 at 16:00 hrs. as follows: (i) for the proposals made by the Board of Directors of Banco de Galicia y Buenos Aires S.A. regarding items 1, 2, 3, 5, 6, 10, 11, 12 and 13; (ii) regarding item 4, for the approval of the performance of the Board of Directors and the Supervisory Syndics’ Committee; (iii) regarding item 7, in favor of granting authorization to the Board of Directors to make advance payments of directors´ fees during the fiscal year started on January 1, 2016 for directors who qualify as “independent directors”, ad-referendum of the shareholders’ meeting that considers the documentation corresponding to such fiscal year; (iv) regarding item 8, in favor of establishing seven (7) regular directors and three (3) alternate directors. Additionally, (a) since the terms of two regular directors

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will expire, Mr. Pablo M. Garat and Mr. Ignacio A. Gonzalez shall vote for the reelection of Mr. Pablo M. Garat and Mr. Ignacio A. Gonzalez as regular directors as well as for the election of Mrs. María Elena Casasnovas and Mr. Juan Carlos L´Afflitto as regular directors, ad-referendum of the Banco Central de la República Argentina’s authorization, each for three (3) year terms of office, and (b) since the term of office of Mr. Augusto Zapiola Macnab, the alternate director, is set to expire, Mr. Augusto Zapiola Macnab shall vote for the reelection of Mr. Augusto Zapiola Macnab as alternate director for a three (3) year term of office; and (v) regarding item 9, a) for the re-election of Mr. Enrique M. Garda Olaciregui, Mr. Norberto D. Corizzo and Mr. Luis A. Diaz as regular syndics, and b) for the re-election Mr. Miguel N. Armando, Mr. Fernando Noetinger, and Mr. Horacio Tedín as alternate syndics, each of them for new one-year terms of office.

THIRD ITEM OF THE AGENDA: “Examination of the Balance Sheet, Income Statement and other documents as set forth by Section 234, subsection 1 of the Law of Commercial Companies and the Annual Report and Report of the Supervisory Syndics’ Committee for the 17th fiscal year ended December 31, 2015.”

The documents under discussion were approved.

FOURTH ITEM OF THE AGENDA: “Treatment to be given to the financial results and dividend distributions of the fiscal year that ended December 31, 2015.”

It was approved that the Ps. 4,338,396,375.83 profit from the fiscal year be distributed as follows: a) Cash Dividends: due to the fact that most of the profits for the fiscal year correspond to income from holding and only a fraction correspond to realized and liquid profits, and they meet the requirements to be distributed as per Section 68 of the Argentine Corporations Law, a proposal is made to pay dividends in cash in the amount of Ps. 150,000,000.00, which represents 11.5361135% of the 1,300,264,597 Class A and B ordinary shares with a face value of Ps. 1 each; b) Discretionary Reserves: pursuant to what has already been indicated in the proposal for the distribution of dividends in cash, and due to the need to be able to pay the Notes, a proposal is made to allocate the balance of Ps. 4,188,396,375.83 to Discretionary Reserves.

FIFTH ITEM OF THE AGENDA: “Approval of the Board of Directors and Supervisory Syndics’ Committee’s respective performances.”

The performances of the Board of Directors and the Supervisory Syndics’ Committee were approved.

SIXTH ITEM OF THE AGENDA: “Supervisory Syndics’ Committee´s compensation.”

It was approved to fix the compensation for the Supervisory Syndics’ Committee in the amount of Ps. 662,680.

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SEVENTH ITEM OF THE AGENDA: “Board of Directors’ compensation.”

For the fiscal year under analysis, it was approved that the directors receive compensation in the amount of Ps. 3,989,142.86. It was stated that the compensation paid to the directors proposed by the Argentine National Government has been deposited into an account of the Argentine Ministry of Economy and Public Finance pursuant Decree No. 1278/2012.

EIGHTH ITEM OF THE AGENDA: “Granting of authorization to the Board of Directors to make advance payments of directors fees during the fiscal year that started on January 1, 2016, ad-referendum of the shareholders’ meeting that considers the documentation corresponding to said fiscal year.”

Authorization of the Board of Directors to make payments to directors in advance on account of fees incurred was approved, ad-referendum of the decision made at the Shareholders’ Meeting that considers the documents belonging to the fiscal year that started on January 1, 2016.

NINTH ITEM OF THE AGENDA: “Election of three syndics and three alternate syndics for one-year terms of office.”

The re-election Dr. Enrique M. Garda Olaciregui and the public accountants Norberto D. Corizzo and Luis A. Díaz as regular syndics, and the lawyers Miguel N. Armando, Fernando Noetinger and Horacio Tedín as alternate syndics, each of them for a one (1) year terms of office, was approved.

TENTH ITEM OF THE AGENDA: “Determination of the number of directors and alternate directors and, if appropriate, election thereof for the term established by the Company’s bylaws until reaching the number of directors determined by the Shareholders’ meeting.”

(a) It was approved to fix the number of regular directors at eight (8) and the number of alternate directors at three (3), and b) since the terms of office of the regular directors Mr. Eduardo J. Escasany, Mr. Pablo Gutierrez, and Mr. Luis O. Oddone expire, it was resolved to re-elect Mr. Eduardo J. Escasany, Mr. Pablo Gutierrez, and Mr. Luis O. Oddone as regular directors for three (3) year terms of office.

In accordance with NT 2013, article 4, Section III, Chapter I, Title XII (Transparencia en el Ámbito de la Oferta pública) and article 11th, Section III, Chapter III, Title II (Órganos de Administración y Fiscalización. Auditoría Externa) of the Argentine National Securities Commission, Mr. Eduardo Escasany and Mr. Pablo Gutierrez are qualified as non-independent directors and Mr. Luis O. Oddone is qualified as an independent director.

ELEVENTH ITEM OF THE AGENDA: “Compensation of the independent accountant certifying the Financial Statements for fiscal year 2015.”

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It was approved that the compensation for the accountant who certified the Financial Statements for fiscal year 2015 be fixed at Ps. 1,267,920.

TWELFTH ITEM OF THE AGENDA: “Appointment of the independent accountant and alternate accountant to certify the Financial Statements for fiscal year 2016.”

The appointment of the accountants Santiago José Mignone and Carlos Martín Barbafina as independent accountant and alternate accountant, respectively, was approved. Both accountants are from Price Waterhouse & Co. S.R.L.

THIRTEENTH ITEM OF THE AGENDA: “Delegation of the necessary powers to the Board of directors and/or sub-delegation to one or more of its members and/or to one or more members of the Company´s management and/or to whom the Board of Directors designates in order to determine the terms and conditions of the Global Program for the issuance of simple, short, mid-and/or long-term Notes, not convertible into shares and the Notes that will be issued under the same Program.”

The delegation of the necessary powers to the Board of directors and/or sub-delegation to one or more of its members and/or to one or more members of the Company´s management and/or to whom the Board of Directors designates in order to determine the terms and conditions of the Global Program and the Notes to be issued thereby, up to the amount set by the named Shareholder´s Meeting, was approved.

Yours sincerely,

A. Enrique Pedemonte

Attorney in fact

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com